                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2)      Tele-Communications, Inc. Series A Liberty Media
         Group Common Stock, par value $1.00 per share.
(3)      Tele-Communications,
         Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(5)      Class B 6% Cumulative Redeemable Exchangeable Junior
         Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

(1)      Series A TCI Group Common Stock:                           87924V101
(2)      Series A Liberty Group Common Stock:                       87924V507
(3)      Series B TCI Group Common Stock:                           87924V200
(4)      Series B Liberty Group Common Stock:                       87924V606
(5)      Class B Preferred Stock:                                   87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 28, 1997
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ].**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------

**  See discussion in Item 1 on relating to prior Schedule 13G filing.

                           Exhibit Index is on Page 8

Cusip No. - Series A TCI Group Common Stock  87924V101
Cusip No. - Series A Liberty Group Common Stock  87924V507
Cusip No. - Series B TCI Group Common Stock  87924V200
Cusip No. - Series B Liberty Group Common Stock  87924V606
Cusip No. - Class B Preferred Stock  87924V309
-------------------------------------------------------------------------------

         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 Dr. John C. Malone

---------------------------------------------------------------------------------------------------------------
         (2) Check the Appropriate Box if a Member of a Group                (a)     [ ]
                                                                             (b)     [ ]

---------------------------------------------------------------------------------------------------------------
         (3)     SEC Use Only

---------------------------------------------------------------------------------------------------------------
         (4)     Source of Funds
                 OO

---------------------------------------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [ ]

---------------------------------------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization
                 U.S.

---------------------------------------------------------------------------------------------------------------
                 (7)     Sole Voting Power                 2,172,711 Shares of Series A TCI Group*
                                                           25,287,083 Shares of Series B TCI Group**
                                                           3,929,209 Shares of Series A Liberty Group***
                                                           6,349,270 Shares of Series B Liberty Group**
Number of                                                  306,000 Shares of Class B Preferred**
Shares Bene-
  ficially       ----------------------------------------------------------------------------------------------
 Owned by        (8)     Shared Voting Power               0 Shares

                 ----------------------------------------------------------------------------------------------
Each Report-     (9)     Sole Dispositive Power            2,172,711 Shares of Series A TCI Group*
ing Person                                                 25,287,083 Shares of Series B TCI Group**
With                                                       3,929,209 Shares of Series A Liberty Group***
                                                           6,349,270 Shares of Series B Liberty Group**
                                                           306,000 Shares of Class B Preferred**
                 ----------------------------------------------------------------------------------------------
                 (10)    Shared Dispositive Power          0 Shares

---------------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,172,711 Shares of Series A TCI Group*
                          25,287,083 Shares of Series B TCI Group**
                          3,929,209 Shares of Series A Liberty Group***
                          6,349,270 Shares of Series B Liberty Group**
                          306,000 Shares of Class B Preferred**

---------------------------------------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares            [  ]

---------------------------------------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)****

                          Series A TCI Group                <1%
                          Series B TCI Group                29.9%
                          Series A Liberty Group            1.7%
                          Series B Liberty Group            30.0%
                          Class B Preferred                 18.9%


------------------------------------------------------------------------------
         (14)     Type of Reporting Person
                          IN

-----------------------------
* Including the 172,711 shares of Series A TCI Group Stock beneficially owned by Dr. Malone, together with the additional 2,000,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

** With respect to each noted Series, includes 1,173,000 shares of Series B TCI Group Stock, 293,250 shares of Series B Liberty Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement) With respect to the Class B Preferred Stock beneficially owned by Dr. Malone, includes 193,400 shares thereof pledged as security for a loan. (See
Item 6)

*** Including the 3,032,584 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone, together with the additional 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, plus 146,625 shares beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

**** Each share of Series B TCI Group Stock and Series B Liberty Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock and Series A Liberty Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock and Series B Liberty Group Stock on the election of directors. Accordingly, when these series or classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 17.1% of the voting power of the Issuer.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)

ITEM 1.          Security and the Issuer

                 Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

         (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

         (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

         (3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

         (4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock"); and

         (5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

                 Dr. Malone is filing this Amendment No. 1 to the Statement to report (a) corrections in the number of shares of the Issuer beneficially owned by Dr. Malone, and (b) the pledge by Dr. Malone of 193,400 shares of Class B Preferred Stock.

ITEM 2.          Identity and Background

                 No change to Item 2 of the Statement, except Dr. Malone is Chairman of the Board, Chief Executive Officer and a Director of the Issuer.

ITEM 4.          Purpose of Transaction

                 No change to Item 4 of the Statement, except Dr. Malone is Chairman of the Board, Chief Executive Officer and a Director of the Issuer.

ITEM 5.          Interest in Securities of the Issuer

                 Item 5(a) of the Statement is hereby amended and supplemented by adding the following information thereto:

                 Recently, The Bank of New York, as Stock Transfer Agent and Registrar of the Issuer, has informed Dr. Malone that it erroneously issued to Dr. Malone in 1994 an additional 45,000 shares of Class B Common Stock of the Issuer. Pursuant to the business combination described in the Statement, the Class B Common Stock of the Issuer was converted into Series B TCI Group Stock and Series B Liberty Group Stock in August 1995. As a result of the original error, Dr. Malone has received other shares of the Issuer to which he was not entitled. Upon being notified of the erroneous issuances, Dr. Malone returned such shares for cancellation. After correcting for such error, Dr. Malone beneficially owns (a) 2,172,711 shares of Series A TCI Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan and represents less than one percent of the outstanding shares of Series A TCI Group Stock; (b) 25,287,083 shares of Series B TCI Group Stock, which represents 29.9% of the outstanding shares of Series B TCI Group Stock;
(c) 6,349,270 shares of Series B Liberty Group Stock, which represents 30% of the outstanding shares of Series B Liberty Group Stock; and (d) 3,929,209 shares of Series A Liberty Group Stock, which represents 1.7% of the outstanding shares of Series A Liberty Group Stock. In addition, Dr. Malone beneficially owns 306,000 shares of Class B Preferred Stock, which represents 18.9% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of March 31, 1997, as follows: 598,204,963 shares of Series A TCI Group Stock; 84,647,065 shares of Series B TCI Group Stock; 21,187,969 shares of Series B Liberty Group Stock; 228,749,797 shares of Series A Liberty Group Stock; and 1,620,026 shares of Class B Preferred Stock. When these series or classes of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 17.1% of the voting power of the Issuer.

                 Item 5(b) of the Statement is hereby amended and supplemented by adding the following information thereto:

                 Dr. Malone and, to his knowledge, his spouse each have the sole power to vote or to direct the voting of their respective shares of each Series of the Issuer's Common Stock and, subject to the contingency described in Item 6 hereof, the Class B Preferred Stock that they beneficially own, and have the sole power to dispose of, or to direct the disposition of, all such shares, except for 193,400 shares Class B Preferred Stock as described in Item 6 below.

                 Item 5(d) of the Statement is hereby amended and supplemented by adding the following information thereto:

                 There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Series of the Issuer's Common Stock or, subject to the contingency described in
Item 6 hereof, the Class B Preferred Stock beneficially owned by Dr. Malone or, to his knowledge, by his spouse.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                 In March 1997, Dr. Malone used an advance, subsequently reflected as a loan on May 28, 1997, from TCI Technology Ventures, Inc. to acquire shares of Series A Common Stock of TCI Satellite Entertainment, Inc. as described in the Statement on Schedule 13D of Dr. Malone for TCI Satellite Entertainment, Inc. (Commission File No. 0-21317), as amended. Such loan is secured by 193,400 shares of Class B Preferred Stock as more fully described in that certain Stock Pledge dated as of March 4, 1997, and executed by Dr. Malone and TCI Technology Ventures, Inc. on May 28, 1997 and May 27, 1997, respectively, and attached to this Amendment 1 to the Statement as Exhibit 7(A) and incorporated herein by this reference.

                 During the term of the loan, Dr. Malone may not sell or otherwise dispose of said shares. Dr. Malone, however, maintains all other rights to the shares, including the right to vote such shares and the receipt of dividends thereon. In the event of a default on the loan, TCI Technology Ventures, Inc. will have the right to become the owner of said shares of Class B Preferred Stock and to exercise all rights with respect thereto, including the right to vote such shares and to receive dividends thereon. The description of the pledge of the 193,400 shares of Class B Preferred Stock contained herein is qualified in its entirety by reference to the text of the Stock Pledge.

ITEM 7.          Material to be Filed as Exhibits

                 A. Stock Pledge dated as of March 4, 1997, between Dr. John C. Malone and TCI Technology Ventures, Inc. (executed on May 28, 1997 and May 27, 1997, respectively).

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


May 28, 1997                                       /s/ Dr. John C. Malone
                                                   -----------------------------
                                                   Dr. John C. Malone

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                                EXHIBIT                                     PAGE
------                                                -------                                     ----
99.7.a          Stock Pledge dated as of March 4, 1997, between Dr. John C. Malone and TCI         9
                Technology Ventures, Inc. (executed on May 28, 1997 and May 27, 1997, respectively).